                                               Filed pursuant to rule 424(b)(5)
                                               Registration No. 333-31395
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 24, 1998)

                                  $400,000,000

                                      LOGO
                              RAYCHEM CORPORATION

                              7.20% NOTES DUE 2008

                            ------------------------

                    Interest payable April 15 and October 15
                            ------------------------

THE NOTES WILL MATURE ON OCTOBER 15, 2008. RAYCHEM CORPORATION MAY AT ANY TIME REDEEM, IN WHOLE OR IN PART, THE NOTES AT THE REDEMPTION PRICES DESCRIBED HEREIN. THE NOTES WILL NOT BE SUBJECT TO ANY SINKING FUND. THE INTEREST RATE ON THE NOTES MAY BE CHANGED UNDER CERTAIN CIRCUMSTANCES DESCRIBED HEREIN.

                            ------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE NOTES.

                            ------------------------

                       PRICE 99.674% AND ACCRUED INTEREST

                            ------------------------

                                                             UNDERWRITING
                                      PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                       PUBLIC                COMMISSIONS                COMPANY
                                      --------              -------------             -----------
Per Note.....................         99.674%                   .650%                   99.024%
Total........................       $398,696,000              $2,600,000              $396,096,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the Notes to purchasers on October 23, 1998.

                            ------------------------

MORGAN STANLEY DEAN WITTER
       CHASE SECURITIES INC.
            J.P. MORGAN & CO.
                   NATIONSBANC MONTGOMERY SECURITIES LLC

October 20, 1998

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................   S-3
The Company.................................................   S-4
Recent Developments.........................................   S-4
Use of Proceeds.............................................   S-8
Capitalization..............................................   S-9
Selected Consolidated Financial Data........................  S-10
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-11
Description of Offered Securities...........................  S-21
Underwriters................................................  S-25
Legal Matters...............................................  S-26

                            PROSPECTUS
Available Information.......................................     2
Documents Incorporated by Reference.........................     2
The Company.................................................     4
Risk Factors................................................     5
Use of Proceeds.............................................     9
Ratio of Earnings to Fixed Charges..........................     9
Description of Debt Securities..............................     9
Plan of Distribution........................................    22
Legal Matters...............................................    23
Experts.....................................................    23

                            ------------------------

     You should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement and the accompanying Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus Supplement and the accompanying Prospectus. We are offering to sell the Notes and seeking offers to buy the Notes only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus Supplement and the accompanying Prospectus is accurate only as of the dates of this Prospectus Supplement and the accompanying Prospectus, regardless of the time of delivery of this Prospectus Supplement and the accompanying Prospectus or any sale of the Notes.

                           FORWARD-LOOKING STATEMENTS

     Statements made in this Prospectus Supplement, the accompanying Prospectus or in the documents incorporated or deemed to be incorporated therein by reference that are not statements of historical fact are forward-looking statements. These statements include, but are not necessarily limited to, those relating to:

     - anticipated product and alliance plans, acquisitions,

     - litigation matters,

     - restructuring actions,

     - productivity improvements,

     - Year 2000 readiness,

     - expected tax position,

     - currency and economic effects,

     - dividends,

     - profitability, and

     - other financial, strategic, and growth-related commitments, targets, trends, or goals.

     A number of risks and uncertainties, including those discussed under the caption "Risk Factors" in the accompanying Prospectus and under similar captions in the documents incorporated or deemed to be incorporated therein by reference, could affect such forward-looking statements and could cause actual results to differ materially from the statements made.

                                  THE COMPANY

     The Company, founded in 1957, is a broadly based materials science company serving both domestic and international markets. The Company utilizes its expertise in materials science, electronics and process engineering to develop, manufacture and market a variety of high-performance products for electronics original equipment manufacturers ("OEMs"), and telecommunications, energy and industrial applications. During the quarter ended June 30, 1998, the Company realigned its businesses by combining the former telecommunications and energy networks segment and the commercial and industrial infrastructure segment into the new telecommunications, energy and industrial ("TE&I") business segment. This realignment allows the Company to offer a broader product line, more efficient distribution, and services to respond to customers' changing buying patterns. The Company's financial results are now reported as two business segments described below, and the corporate group.

     Electronics OEM Components Business Segment. The electronics OEM components business segment serves OEMs in the aerospace, automotive, communications, defense, information processing and other industries. Products offered by this segment include circuit protection devices, wire and cable, heat-shrinkable insulation and molded parts, and computer touchmonitors.

     TE&I Business Segment. The TE&I business segment serves telephone operating companies, utilities, industrial plants, and other customers who build and maintain commercial and industrial infrastructures. Products offered by this segment include telephone copper accessories, fiber-optic cable systems and accessories, access network electronics, electric power cable accessories, heat-tracing systems and corrosion protection products.

     The Company's principal domestic facilities are located in Menlo Park and Redwood City, California, and in Fuquay-Varina, North Carolina. Additional facilities of significant size are located in Belgium, Germany, Ireland, Japan, Mexico, the People's Republic of China, and the United Kingdom. The Company's principal executive offices are located at 300 Constitution Drive, Menlo Park, California 94025-1164, and its telephone number is (650) 361-3333. Unless otherwise expressly stated or the context otherwise requires, the terms "Company" and "Raychem" mean Raychem Corporation and its consolidated subsidiaries.

                              RECENT DEVELOPMENTS

FIRST QUARTER FINANCIAL INFORMATION

     On October 14, 1998, the Company announced the following unaudited information for the quarter ended September 30, 1998.

     The Company reported net income of $38 million ($0.47 per share on a diluted basis) for the quarter ended September 30, 1998 compared to $62 million ($0.70 per share on a diluted basis) for the quarter ended September 30, 1997. Revenues were $447 million for the quarter ended September 30, 1998 compared to $455 million for the quarter ended September 30, 1997.

     Revenues on a constant currency basis for the quarter ended September 30, 1998 remained essentially flat compared to the quarter ended September 30, 1997 and were up 4% from the quarter ended June 30, 1998. The Company reported pre-tax earnings of $59 million for the quarter ended September 30, 1998 compared to $82 million for the quarter ended September 30, 1997 and $51 million for the quarter ended June 30, 1998 (the pre-tax earnings of $51 million for the quarter ended June 30, 1998 do not include a restructuring charge of $28 million). The Company's estimated annual tax rate increased to 35% for the quarter ended September 30, 1998 from 25% for the quarter ended September 30, 1997. Regional sales volumes on a constant currency basis for the quarter ended September 30, 1998 increased by 2% in North America, decreased by 4% in Europe and by 1% in Asia, and increased by 9% in all other regions compared to the quarter ended September 30, 1997.

     Electronics OEM Components Segment. Revenues for the quarter ended September 30, 1998 from the electronics OEM components business segment were $203 million, up 5% on a constant currency basis from the quarter ended September 30, 1997. Operating income was $30 million for the quarter ended Septem-ber 30, 1998 compared to $42 million for the quarter ended September 30, 1997. Operating income was affected by price reductions, a shift in the mix of products sold and changes in currency exchange rates.

     Revenues from sales of interconnection products, including wire, cable, heat-shrinkable tubing and connectors, were $121 million for the quarter ended September 30, 1998, up 8% on a constant currency basis from the quarter ended September 30, 1997. Growth was strongest in North America due to revenue gains of commercial products. Sales of interconnection products for rail and mass transit, automotive and defense applications led growth in Europe. Revenue growth in Europe and North America offset revenue declines in Japan and Asia resulting from reductions in government defense spending.

     Sales of circuit protection products were $54 million for the quarter ended September 30, 1998, down 7% on a constant currency basis from the quarter ended September 30, 1997, reflecting a worldwide slowdown and inventory correction in electronics markets as price reductions more than offset an increase in unit volumes.

     Revenues from the sale of touchscreen products for the quarter ended September 30, 1998 were $28 million, up 20% on a constant currency basis from the quarter ended September 30, 1997. Strong sales of touchscreen products for point of information and kiosk applications generated revenue growth in Europe and North America. Sales rose in Japan as a result of demand for touchscreen products in kiosks and amusement and gaming applications.

     Telecommunications, Energy and Industrial Segment. Revenues for the quarter ended September 30, 1998 for the telecommunications, energy and industrial business segment were $243 million, down 4% on a constant currency basis from the quarter ended September 30, 1997. Revenues fell largely because of slower heat tracing sales in North America and weaker sales of telecommunications cable accessories in Europe. Segment operating income was $49 million for the quarter ended September 30, 1998 compared to $65 million in the quarter ended September 30, 1997.

     Revenues for the quarter ended September 30, 1998 from sales of telecommunications products were $95 million, down 6% on a constant currency basis from the quarter ended September 30, 1997 as continuing declines in copper cable accessories revenue offset revenue growth in fiber-optic products for broadband networks. In addition, the Company completed the acquisition of the telecommunications business of Plasticos Mondragon S.A. ("Mondragon") in Spain on October 1, 1998 for a price of approximately $40 million, which will broaden the Company's range of copper connection products for the worldwide telecommunications market.

     Revenues for the quarter ended September 30, 1998 for access network electronics products were $23 million, up 13% on a constant currency basis from the quarter ended September 30, 1997. Revenue growth was slower than expected due to delayed deployment at some customer sites.

     Sales of cable accessories and other insulation products for energy networks totaled $69 million for the quarter ended September 30, 1998, up 2% on a constant currency basis from the quarter ended September 30, 1997.

     Revenues for the quarter ended September 30, 1998 from commercial and industrial sales of electric heat-tracing systems, corrosion prevention products and leak detection systems were $57 million, down 11% on a constant currency basis from the quarter ended September 30, 1997. Sales of electric heat-tracing systems declined due to the continuing lingering effects of last year's unusually warm winter in certain regions of Europe and the United States and underlying weakness in the project business within the oil, gas and chemical processing industries.

     Orders and Backlog. Incoming orders for the quarter ended September 30, 1998 were slightly more than shipments for the Company overall, with TE&I segment orders slightly less than shipments and electronics OEM components segment orders greater than shipments. Backlog at September 30, 1998 was $284 million.

     Share Repurchase. During the quarter ended September 30, 1998, the Company repurchased 4 million shares of its common stock at an average price of $31 per share. The Company's Board of Directors has authorized up to $300 million for share repurchases during the fiscal year beginning July 1, 1998.

                      CONSOLIDATED CONDENSED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                              SEPTEMBER 30, 1998   JUNE 30, 1998
                                                              ------------------   -------------
                                                                 (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................      $  164,103        $   92,667
  Accounts receivable, net..................................         341,500           325,039
  Inventories:
     Raw materials..........................................          87,011            90,874
     Work in process........................................          62,899            64,143
     Finished goods.........................................         125,302           123,931
                                                                  ----------        ----------
  Total inventories.........................................         275,212           278,948
  Prepaid taxes.............................................          40,429            38,350
  Other current assets......................................         109,937           110,593
                                                                  ----------        ----------
Total current assets........................................         931,181           845,597

Property, plant and equipment...............................       1,196,195         1,147,923
  Less accumulated depreciation and amortization............         700,923           668,737
                                                                  ----------        ----------
Net property, plant and equipment...........................         495,272           479,186
Deferred tax assets.........................................         186,940           186,595
Other assets................................................         109,409           107,977
                                                                  ----------        ----------
Total assets................................................      $1,722,802        $1,619,355
                                                                  ==========        ==========

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to banks....................................      $  333,322        $  181,284
  Accounts payable..........................................          73,388            82,901
  Compensation and benefits.................................          67,199            56,878
  Other accrued liabilities.................................          86,154            88,914
  Income taxes..............................................          74,260            62,871
  Current maturities of long-term debt......................           6,969             6,574
                                                                  ----------        ----------
Total current liabilities...................................         641,292           479,422

Long-term debt..............................................         152,810           151,488
Deferred tax liabilities....................................          27,413            27,762
Other long-term liabilities.................................          96,067            92,257
Minority interests..........................................           9,763             8,784

Stockholders' equity
     Preferred Stock, $1.00 par value; Authorized:
       15,000,000 shares; Issued: none......................              --                --
     Common Stock, $1.00 par value; Authorized: 150,000,000;
       Issued: 90,028,103...................................          90,028            90,028
     Additional contributed capital.........................         425,477           425,477
     Retained earnings......................................         694,555           665,753
     Accumulated other comprehensive income.................          (7,828)          (26,778)
     Treasury Stock, at cost (10,787,408 and 7,144,399
       shares, respectively)................................        (401,938)         (290,320)
     Other..................................................          (4,837)           (4,518)
                                                                  ----------        ----------
Total stockholders' equity..................................         795,457           859,642
                                                                  ----------        ----------

Total liabilities and stockholders' equity..................      $1,722,802        $1,619,355
                                                                  ==========        ==========

                   CONSOLIDATED CONDENSED STATEMENT OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  THREE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Revenues....................................................   $446,746       $455,031
Cost of goods sold..........................................    239,331        226,948
Research and development expense............................     24,473         27,363
Selling, general, and administrative expense................    118,757        112,306
Interest expense, net.......................................      4,926          2,815
Other expense, net..........................................        413          3,572
                                                               --------       --------
Income before income taxes..................................     58,846         82,027
Provision for income taxes..................................     20,595         20,506
                                                               --------       --------
Net income..................................................   $ 38,251       $ 61,521
                                                               ========       ========
Earnings per share -- basic.................................   $   0.47       $   0.72
                                                               ========       ========
Average number of shares outstanding -- basic...............     80,651         85,551
                                                               ========       ========
Earnings per share -- assuming dilution.....................   $   0.47       $   0.70
                                                               ========       ========
Average number of shares outstanding -- assuming dilution...     81,635         87,934
                                                               ========       ========
Dividends per share.........................................   $   0.08       $   0.07
                                                               ========       ========

RECENT LITIGATION VERDICT

     On August 10, 1998, the trial of an antitrust lawsuit entitled Bourns Inc.
v. Raychem Corporation ended with a jury verdict that awarded the plaintiff $64 million in damages. Legal fees and expenses, including attorneys fees, are also recoverable by the plaintiff under applicable U.S. antitrust law. The Company has filed motions with the trial court to set aside the jury verdict and to ask for a new trial on the grounds that the verdict is contrary to the evidence presented at trial and is incorrect as a matter of law. If necessary, the Company intends to appeal any adverse final judgment. Under applicable U.S. antitrust law any final damage award against the Company will be trebled. Because the Company intends to appeal any adverse final judgment in the trial court, the Company has not accrued any liability with respect to this litigation. See "Risk Factors -- Litigation is Unpredictable and Costly" in the accompanying Prospectus.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 7.20% Notes due 2008 (the "Notes" or the "Offered Securities") are estimated to be approximately $395.7 million. The Company intends to use such net proceeds to repay indebtedness outstanding under the Company's $400 million revolving credit facility (the "Credit Facility"). As of October 14, 1998, borrowings of approximately $275 million were outstanding under the Credit Facility. In the last twelve months, the Company has from time to time used proceeds from borrowings under the Credit Facility to finance the Company's stock repurchase program and recently used borrowings under the Credit Facility to finance a portion of the acquisition of Mondragon's telecommunications business. See "Recent Developments -- First Quarter Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Core Business Operations -- Acquisitions" and "-- Liquidity and Capital Resources." Indebtedness under the Credit Facility accrues interest at variable spreads over LIBOR and, at October 14, 1998, had an average interest rate of 5.74% per annum. The Company intends to use the remaining portion of the net proceeds for general corporate purposes, which may include financing the Company's current stock repurchase program and possible acquisitions.

                                 CAPITALIZATION

     The following table sets forth the consolidated short-term debt and the consolidated capitalization of the Company as of September 30, 1998 and as adjusted to give effect to the sale by the Company of the Offered Securities and the application of a portion of the estimated net proceeds therefrom to repay indebtedness outstanding under the Credit Facility (as if such sale and the application of such net proceeds had occurred on such date). This table should be read in conjunction with the Company's Consolidated Financial Statements, including the related notes, incorporated by reference into the accompanying Prospectus.

                                                                     SEPTEMBER 30, 1998
                                                              ---------------------------------
                                                                 ACTUAL           AS ADJUSTED
                                                              -------------      --------------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt:
  Credit Facility(1)........................................   $  275,000          $       --
  Other short-term debt, including current portion of
     long-term debt.........................................       65,291              65,291
                                                               ----------          ----------
          Total short-term debt.............................   $  340,291          $   65,291
                                                               ==========          ==========
Long-term debt:
  Secured long-term debt, less current portion of
     $4,976(2)..............................................   $  102,701          $  102,701
  Notes offered hereby......................................           --             400,000
  Other long-term debt, less current portion................       50,109              50,109
                                                               ----------          ----------
          Total long-term debt..............................      152,810             552,810
                                                               ----------          ----------
Stockholders' equity:
  Preferred Stock $1.00 par value;
     Authorized: 15,000,000 shares; Issued: none............           --                  --
  Common Stock $1.00 par value;
     Authorized: 150,000,000 shares; Issued:
     90,028,103(3)..........................................       90,028              90,028
  Additional contributed capital............................      425,477             425,477
  Retained earnings.........................................      694,555             694,555
  Accumulated other comprehensive income....................       (7,828)             (7,828)
  Treasury Stock, at cost (10,787,408 shares)...............     (401,938)           (401,938)
  Other.....................................................       (4,837)             (4,837)
                                                               ----------          ----------
          Total stockholders' equity........................      795,457             795,457
                                                               ----------          ----------
          Total capitalization..............................   $  948,267          $1,348,267
                                                               ==========          ==========

------------
(1) See "Use of Proceeds" for information as to the amount of borrowings outstanding under the Credit Facility as of a recent date.

(2) In April 1996, the Company entered into a lease financing covering the majority of its manufacturing equipment in the United States. This arrangement is accounted for as 10-year partially amortizing secured debt requiring varying semiannual payments from January 1997 through December 2006.

(3) Excludes, as of September 30, 1998, approximately 11,245,946 shares of Common Stock of the Company issuable upon exercise of outstanding options under the Company's stock option and incentive plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data have been derived from the historical financial statements of the Company and should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" below, the Consolidated Financial Statements and notes thereto included in the Company's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), incorporated by reference in the accompanying Prospectus and the information included herein under "Recent
Developments -- First Quarter Financial Information." Financial data as of and for each of the five fiscal years ended June 30, 1998 has been derived from audited financial statements of the Company.

                                                      YEAR ENDED JUNE 30,
                               ------------------------------------------------------------------
                                  1998          1997          1996          1995          1994
                               ----------    ----------    ----------    ----------    ----------
OPERATING DATA
Revenues.....................  $1,798,456    $1,764,706    $1,671,561    $1,530,573    $1,461,532
Costs of goods sold..........     930,274       880,928       815,352       758,566       779,820
Research and development
  expense....................     108,234       119,336       122,137       118,762       136,619
Selling, general and
  administrative expense.....     470,207       492,879       508,206       495,537       491,563
Provision for restructuring
  and divestitures...........      27,591        52,812        43,571        23,900            --
Loss on minority
  investment.................      11,973            --            --            --            --
Loss on reorganization/
  formation of Ericsson
  Raynet joint venture
  ("Ericsson Raynet") and
  other Raynet items.........          --            --         2,103        32,032            --
Equity in net losses of
  affiliated companies.......          --            --        27,280        84,758           109
Interest expense, net........      12,488         4,651         9,631        13,046        12,762
Other expense (income),
  net........................       5,094       (13,640)       (2,849)        4,242         6,914
                               ----------    ----------    ----------    ----------    ----------
Income (loss) before income
  taxes, extraordinary item
  and change in accounting
  principle..................     232,595       227,740       146,130          (270)       33,745
Provision (benefit) for
  income taxes...............      53,496       (25,604)       (1,782)       21,178        32,066
                               ----------    ----------    ----------    ----------    ----------
Income (loss) before
  extraordinary item and
  change in accounting
  principle..................     179,099       253,344       147,912       (21,448)        1,679
Extraordinary item -- loss
  related to early retirement
  of debt, net of $0 income
  taxes......................          --            --            --        (6,318)           --
Cumulative effect of change
  in accounting principle,
  net of $0 income taxes.....          --            --            --        (1,477)           --
                               ----------    ----------    ----------    ----------    ----------
Net income (loss)............  $  179,099    $  253,344    $  147,912    $  (29,243)   $    1,679
                               ==========    ==========    ==========    ==========    ==========
BALANCE SHEET DATA
Total assets.................  $1,619,355    $1,509,260    $1,550,616    $1,454,745    $1,399,015
Long-term obligations........     271,507       275,848       252,496       396,769       337,739
Stockholders' equity.........     859,642       845,019       841,206       749,658       732,924

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. A number of risks and uncertainties, including those discussed under the caption "Risk Factors" in the accompanying Prospectus and under similar captions in the documents incorporated or deemed to be incorporated by reference therein could affect such forward-looking statements and could cause actual results to differ materially from the statements made. See "Forward-Looking Statements."

RESULTS OF OPERATIONS

OVERVIEW

     The Company reported revenues of $1.798 billion for the year ended June 30, 1998, up 2% in reported currencies, and up 6% on a constant currency basis. Strong results during the first half of the fiscal year were partially offset in the second half due to the effects of the weak Asian economies and slow heat-tracing sales, due in part to an unusually warm winter in certain regions of Europe and the United States. Net income for the year ended June 30, 1998 was $179 million, or $2.07 per share assuming dilution. Key components of the Company's results are summarized in the table below.

                                                                       YEAR ENDED JUNE 30,
                                                              -------------------------------------
                                                                1998          1997          1996
                                                              ---------     ---------     ---------
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues....................................................   $1,798        $1,765        $1,672
                                                               ======        ======        ======
Core business "ongoing" pretax income(a)....................   $  272        $  263        $  230
Unusual items:
  Provision for restructuring and divestitures..............      (28)          (53)          (44)
  Loss on minority investment...............................      (12)           --            --
  Gain on sale of assets....................................       --            23             3
  Severance, plant consolidation, and other charges.........       --            (6)          (18)
  Insurance settlement......................................       --            --             7
                                                               ------        ------        ------
Core business pretax income.................................      232           227           178
Provision (benefit) for income taxes........................       53           (26)           (2)
                                                               ------        ------        ------
Core business net income....................................      179           253           180
Loss on reorganization/formation of Ericsson Raynet and
  other Raynet items........................................       --            --            (2)
Equity in net loss of Ericsson Raynet.......................       --            --           (30)
                                                               ------        ------        ------
Net income..................................................   $  179        $  253        $  148
                                                               ======        ======        ======
Earnings per share -- assuming dilution.....................   $ 2.07        $ 2.77        $ 1.61

------------
(a) "Core business" refers to the Company, excluding Ericsson Raynet; "ongoing" refers to the core business, excluding unusual items.

     The Company's core business "ongoing" pretax income was $272 million for the year ended June 30, 1998, up 3% from the year ended June 30, 1997, which was up 14% from the year ended June 30, 1996. As a percentage of core business revenues, "ongoing" pretax income was 15% for the year ended June 30, 1998 and the year ended June 30, 1997, and 14% for the year ended June 30, 1996.

     The increase in "ongoing" pretax income for the year ended June 30, 1998 compared to the year ended June 30, 1997 was a result of higher sales volumes, which was partially offset by price reductions, lower margins due to product mix effects, and adverse currency movements. Additionally, as growth in "ongoing" pretax income was below the Company's expectations there was no bonus expense in the year ended June 30, 1998 as compared to $29 million in the prior year. During the year ended June 30, 1998 the U.S. dollar appreciated significantly against the Japanese yen, and also appreciated against most European currencies.

"Ongoing" pretax income would have been $28 million higher if currency exchange rates had remained constant.

     The increase in "ongoing" pretax income for the year ended June 30, 1997 compared to the year ended June 30, 1996 was driven by higher sales volumes and greater operating efficiency, partially offset by adverse currency effects. During the second half of fiscal 1997, the U.S. dollar and the British pound appreciated significantly against most European currencies compared to their 1996 levels. These currency movements reduced "ongoing" pretax income by approximately $12 million in the second half of fiscal 1997.

     The Company incurred pretax restructuring charges of $28 million for the year ended June 30, 1998, $53 million for the year ended June 30, 1997, and $44 million for the year ended June 30, 1996. See "-- Provision for Restructuring and Divestitures."

     The results for the year ended June 30, 1998 also included a nonrecurring charge of $12 million, reflecting the write-off of goodwill, cash advances, and other assets related to the Company's minority investment in Superconducting Core Technologies, Inc., which ceased commercial operations in March 1998.

     The results for the year ended June 30, 1997 included a $23 million gain from the sale of intellectual property and a $6 million charge for severance, plant consolidation, and other charges. The results for the year ended June 30, 1996 included a gain of $3 million from the sale of the Company's shape memory metals components business; a charge of $18 million for severance, plant consolidation, and other charges; and proceeds from an insurance settlement of $7 million in connection with a previously settled shareholder lawsuit.

     INCOME TAXES

     The Company recorded a tax provision of $53 million for the year ended June 30, 1998, compared to tax benefits of $26 million for the year ended June 30, 1997, and $2 million for the year ended June 30, 1996. The increase in the tax provision for the year ended June 30, 1998 resulted from lower U.S. tax benefits recognized for financial statement purposes. For the year ended June 30, 1997 and the year ended June 30, 1996, the Company reported discrete tax benefits of $55 million and $25 million, respectively, resulting from a reassessment of the valuation allowance related to U.S. federal and state deferred tax assets. For the year ended June 30, 1998, the Company did not report a discrete tax benefit. However, in the quarter ended June 30, 1998, approximately $45 million of the reduction in the U.S. valuation allowance was reported as an increase to additional contributed capital since the tax benefits were related to stock plan deductions.

     Commencing in 1999, the Company anticipates a normalized tax rate in the mid-thirty percent range. In 1999 through 2001, the Company expects the U.S. tax provision to exceed cash tax payments by an amount in the range of $30 to $50 million each year. This difference results from the tax benefits reported in the financial statements in 1996, 1997, and 1998 that will be realized in cash through reduced tax payments in 1999 and thereafter.

     ERICSSON RAYNET

     Results of operations for the year ended June 30, 1996 were adversely impacted by losses related to Ericsson Raynet, a joint venture formed in 1995 with LM Ericsson. Effective January 1, 1996, the joint venture agreement was amended to provide that the Company would no longer share in the ongoing operating losses of the joint venture. Therefore, the Company now accounts for the venture on the cost basis. For the year ended June 30, 1996, the Company's equity in net losses of Ericsson Raynet through December 31, 1995, was $30 million and the Company incurred $2 million of charges in connection with the reorganization of the joint venture.

     The following discussion of the results of operations is based on the Company's core business, including the impact of the previously mentioned unusual items.

CORE BUSINESS OPERATIONS

     REVENUES AND REVENUE GROWTH

     Core business revenues were $1.798 billion for the year ended June 30, 1998, up 2% from $1.765 billion for the year ended June 30, 1997, which were up 6% from $1.672 billion for the year ended June 30, 1996. Revenue growth would have been 6% for the year ended June 30, 1998, 9% for the year ended June 30, 1997, and 8% for the year ended June 30, 1996, excluding the effect of changes in foreign currency exchange rates in those years. On a year-over-year basis, the Company expects continuing downward pressure on revenues during the first half of 1999 if exchange rates remain at June 30, 1998 levels. Reported revenues and revenue growth were also impacted by price reductions in most product lines due to competitive pressures and volume discounts, as shown in the table below.

                                                              YEAR ENDED JUNE 30,
                                                              --------------------
                                                               1998          1997
                                                              ------        ------
                                                               (PERCENTAGE CHANGE
                                                                OVER PRIOR YEAR)
Components of reported revenue growth:
  Growth in unit volumes, net of product mix changes........     11%           13%
  Effect of price reductions(a).............................     (5)%          (4)%
Constant currency revenue growth............................      6%            9%
  Effect of exchange rate changes...........................     (4)%          (3)%
Reported revenue growth.....................................      2%            6%

------------
(a) A management estimate based on year-over-year changes in revenues at constant volume and mix.

     On a constant currency basis, revenues for the year ended June 30, 1998 grew 10% in North America, 4% in Europe, 4% in Asia, and 8% in the rest of the world, as revenue growth in Latin America was offset by revenue declines in other markets. Within Europe, revenues grew 8% in Eastern Europe and 3% in Western Europe. As a result of the weak economic conditions in Asia, the Company experienced revenue declines in the region during the second half of fiscal 1998, particularly in Korea. If these economic conditions persist, the Company expects further downward pressure on revenues in Asia.

     Revenues for the year ended June 30, 1997 compared to the year ended June 30, 1996 in constant currencies were up 22% in Asia, 8% in North America, and 5% in Europe, and increased slightly in the rest of the world, as decreases in Latin America were offset by increases in other markets. Within Europe, revenues in Eastern Europe grew 47%, but were relatively flat in Western Europe.

     GROSS PROFIT AND OPERATING EXPENSES

                                                                 YEAR ENDED JUNE 30,
                                                              --------------------------
                                                               1998      1997      1996
                                                              ------    ------    ------
                                                               (PERCENTAGE OF REVENUES)
Gross profit................................................    48%       50%       51%
Selling, general, and administrative expense................    26%       28%       30%
Research and development expense............................     6%        7%        7%

     Gross profit as a percentage of revenues declined to 48% in the year ended June 30, 1998, compared to 50% in the year ended June 30, 1997. The decline was due to price declines, unfavorable currency movements, and a continued shift in mix toward product lines that have lower margins than the corporate average. In the year ended June 30, 1997 gross profit as a percentage of revenues was 50%, compared to 51% in the year ended June 30, 1996. The decline in gross profit margin was primarily due to adverse currency movements and a mix shift to product lines that had lower margins than the corporate average. The Company expects the gross profit margin for the year ending June 30, 1999 to remain at approximately the same level as compared to the year ended June 30, 1998, with operating efficiencies and benefits from previous restructuring activities offsetting pricing pressures and the continued shift toward lower-margin products.

     Selling, general, and administrative ("SG&A") expense as a percentage of revenues declined to 26% for the year ended June 30, 1998. The reduction in SG&A expense for the year ended June 30, 1998 was the result of currency movements, the absence of bonus expense in 1998 compared to the year ended June 30, 1997, and benefits from prior restructuring actions. SG&A expense as a percentage of revenues declined to 28% for the year ended June 30, 1997 from 30% for the year ended June 30, 1996. The reduction in SG&A costs in 1997 was largely the result of benefits from prior restructuring actions. For the years ended June 30, 1997 and 1996, SG&A expense included charges for severance and other costs of $6 million and $12 million, respectively.

     BUSINESS SEGMENTS

     During the quarter ended June 30, 1998, the Company realigned its businesses by combining the former telecommunications and energy networks segment and the commercial and industrial infrastructure segment into the new TE&I business segment. This allows the Company to offer a broader product line, more efficient distribution, and services to respond to customers' changing buying patterns. The Company's financial results are now reported as two business segments, described below, and the corporate group.

     Electronics OEM Components

     This business segment serves OEMs in transportation, defense, and a wide range of commercial electronics industries.

                                              YEAR ENDED JUNE 30,
                                            ------------------------
                                            1998      1997      1996
                                            ----      ----      ----
                                             (DOLLARS IN MILLIONS)
Revenues..................................  $815      $758      $671
Constant currency revenue growth..........    12%       16%(a)    10%

---------------
(a) Includes TouchPanel Systems ("TPS"), a Japanese joint venture of Elo TouchSystems, previously accounted for under the equity method. Excluding TPS, segment growth was 12% in 1997.

     For the year ended June 30, 1998, revenues in the electronics OEM components business segment were $815 million, up 12% on a constant currency basis, reflecting increased sales across all product divisions. Revenues from the sale of circuit protection devices were up 17% on a constant currency basis from 1997. The strong growth during the first three quarters of 1998 was partially offset by a sharp decline in the fourth quarter, reflecting the slowdown in worldwide demand for electronic components and continuing pricing pressures. The average sales price of circuit protection devices declined 9% in comparison to 1997, with a greater impact in the second half of fiscal 1998. As a result of a slowdown in the worldwide demand for electronic components, the Company expects slower revenue growth in sales of its circuit protection devices during the first half of 1999. Revenues from interconnection products were up 9% on a constant currency basis, reflecting growth in commercial, automotive and aerospace markets, partially offset by a decline in defense markets. On a constant currency basis, revenues from the sale of touchscreen products were up 18% from the previous year, with strong growth in the U.S. and Europe offsetting sales declines in Japan. The segment's gross profit as a percentage of revenues declined three percentage points for the year ended June 30, 1998 when compared to the prior year, primarily because of price reductions in most of the segment's product lines, as well as adverse currency movements.

     For the year ended June 30, 1997, revenues for the electronics OEM components business segment were $758 million, up 16% in constant currency terms over 1996. Revenues in the segment increased significantly over the prior year, with solid performance across all markets. Sales of circuit protection devices were up 27% compared to 1996, reflecting an increase of 42% in unit volumes, partially offset by an 8% price reduction and a shift in product mix toward lower-priced devices. Sales of interconnection products were up 14% in commercial markets and up slightly in defense markets. Revenues from the sale of touchscreen products increased 19% for the year ended June 30, 1997. The segment's gross profit as a percentage of revenues remained essentially unchanged, as price declines were offset by improved manufacturing efficiencies.

     Telecommunications, Energy and Industrial

     This business segment serves telecommunication operators; power, gas, and water utilities; and industrial plants and pipelines.

                                             YEAR ENDED JUNE 30,
                                         ----------------------------
                                         1998       1997        1996
                                         ----      ------      ------
                                            (DOLLARS IN MILLIONS)
Revenues...............................  $983      $1,007      $1,001
Constant currency revenue growth.......     2%          3%          7%

     For the year ended June 30, 1998, revenues for the telecommunications, energy and industrial business segment were $983 million, up 2% on a constant currency basis. Sales of access network electronics increased over 40% compared to the prior year. The strong growth in sales of access network electronics and fiber accessories offset continued declines in sales of copper cable accessories, which declined 6%. Growth rates for sales in access network electronics are expected to remain strong in North America during 1999, which will be partially offset by the Company's decision to discontinue sales of access network electronics internationally. Sales of electric heat-tracing systems declined 11%, reflecting a sharp decline in the second half of fiscal 1998 due in part to the unusually warm winter in certain regions of Europe and the United States. Gross profit as a percentage of revenues declined one percentage point compared to 1997. This decline primarily reflected price declines in most of the segment's markets, adverse currency movements, and the continued shift in product mix away from copper cable accessories to lower-margin products, particularly access network electronics.

     For the year ended June 30, 1997, revenues for the telecommunications, energy and industrial business segment were $1.007 billion, up 3% on a constant currency basis. Strong sales growth of access network electronics and fiber-optic products more than offset a 6% decline in sales of copper cable accessories. Sales of electrical products declined due to lower surge arrester sales, principally in Canada. Revenues from the sale of heat-tracing products experienced strong growth, while sales of corrosion prevention products remained essentially flat. The segment's gross profit as a percentage of revenues declined two percentage points compared to 1996, primarily reflecting a shift in product mix from copper cable accessories to access network electronics products, which generally have lower margins.

     PROVISION FOR RESTRUCTURING AND DIVESTITURES

     Over the past several years, the Company has strengthened its core businesses and improved its results of operations through a series of initiatives. These actions were designed to streamline the Company's operations, reduce operating costs, and position the Company for profitable growth.

     During the quarter ended June 30, 1998, the Company incurred a pretax restructuring charge of $28 million (the 1998 restructuring). The charge impacted the operating income of the business segments as follows: electronics OEM components -- $7 million; telecommunications, energy and industrial -- $15 million; and resulted in a charge to the corporate group of $6 million. The restructuring actions included write-downs of inventory, reflecting the Company's decision to discontinue sales of access network electronics products internationally; write-downs of machinery and equipment related to the shutdown of certain product lines and operations; severance costs related to the consolidation of the telecommunications and energy networks segment and the commercial and industrial infrastructure segment; and severance costs associated with moving certain manufacturing facilities to lower-cost locations. Approximately $12 million of the 1998 restructuring charge is cash in nature and is expected to be funded through operating cash flow. The remaining $16 million primarily represents write-downs of inventory and machinery and equipment. As a result of the 1998 restructuring, approximately 130 positions will be eliminated. The 1998 restructuring is expected to be substantially completed by the end of 1999.

     During the third quarter of 1997, the Company incurred a pretax restructuring charge of $53 million to implement several streamlining programs and eliminated approximately 500 positions (the 1997 restructuring). As of June 30, 1998, 382 employees have separated from the Company and 71 employees have assumed other positions within the Company as a result of the 1997 restructuring. The charge impacted the operating income of the business segments as follows: electronics OEM components -- $12 million; telecommunications, energy and industrial -- $32 million; and resulted in a charge to the corporate group of $9 million. A significant portion of the restructuring expenses included severance costs and asset write-downs for consolidating the Telecom and Electrical Products divisions to achieve greater sales synergies and to improve manufacturing and product development efficiencies in their cable accessories businesses. Additional one-time costs were incurred to consolidate the Electronics and PolySwitch divisions, streamline the worldwide operations of the commercial and industrial infrastructure business segment, and restructure the research and development organization in the United Kingdom. The 1997 restructuring was substantially completed by June 30, 1998. Approximately $36 million of the 1997 restructuring charge was cash in nature and was funded through operating cash flow.

     During the third quarter of 1996, the core business incurred a pretax restructuring charge of $44 million to simplify operations and reduce costs (the 1996 restructuring). The charge impacted operating income of the Company's business segments as follows: electronics OEM components -- $14 million; telecommunications, energy and industrial -- $28 million; and resulted in a charge to the corporate group of $2 million. The restructuring charge included $38 million for employee severance costs. As of June 30, 1998, 676 positions have been eliminated. The bulk of these actions affected Raychem locations in Europe where the Company's manufacturing and support operations in Belgium, France, and the United Kingdom were reconfigured. In addition, a variety of other restructuring actions at both divisional and corporate levels took place throughout Raychem's worldwide organization. The 1996 restructuring was substantially completed by June 30, 1997. The charge, excluding $4 million in net asset write-downs, was cash in nature and was funded through operating cash flow.

     The Company expects each of the 1998 and 1997 restructuring charges to be recovered over an 18- to 24-month period. Each restructuring action is expected to result in an annual run-rate savings in the range of $30 to $35 million. The 1996 restructuring actions resulted in approximately $39 million of annualized savings.

     ACQUISITION

     On October 1, 1998, the Company acquired the telecommunications business of Mondragon for approximately $40 million. The Mondragon telecommunications business, which has annual sales of about $17 million, manufactures and supplies components for connecting, insulating, and protecting copper and fiber-optic telephone networks.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial position continues to be strong. At June 30, 1998, the Company had $93 million in cash and cash equivalents and $424 million in unused credit facilities, of which $307 million are committed facilities. The combination of cash and cash equivalents, available lines of credit, proceeds from the Offered Securities and future cash flows from operations is expected to be sufficient to satisfy substantially all of the Company's needs for cash for anticipated capital expenditures, working capital, dividends, share repurchases, and potential acquisitions.

     The following table presents certain measures of liquidity and capital resources:

                                                                YEAR ENDED JUNE 30,
                                                              -----------------------
                                                              1998     1997     1996
                                                              -----    -----    -----
                                                               (DOLLARS IN MILLIONS)
Debt net of cash............................................  $247     $137     $ 79
Debt net of cash as a percentage of stockholders' equity....    29%      16%       9%
Days' sales outstanding.....................................    62       59       60
Days' sales in inventory....................................   104       99      104

     The increase in debt net of cash in 1998 was primarily the result of an increase in short-term borrowings to repurchase shares of the Company's Common Stock. During 1998, the Company repurchased 5.7 million shares for $239 million. The $58 million increase in debt net of cash in 1997 was also primarily due to increased share repurchases. From July 1 through August 26, 1998, the Company repurchased 3.2 million shares for $100 million.

     Days' sales in inventory ("DSI") increased to 104 days for the year ended June 30, 1998, caused in part by a decrease in sales in the fourth quarter and higher inventory levels. In June 1998, the Company organized all key supply chain activities and logistics resources into a single organization. Although the Company expects only modest improvement in inventory levels in the short term, the Company is focusing on improvements to supply chain management together with the implementation of a fully integrated enterprisewide information system to help reduce DSI in the longer term. In 1997, DSI decreased to 99 days, reflecting ongoing efforts by the Company to reduce the number of locations holding inventory and the levels of inventory being held.

     The table below summarizes the Company's cash flows from operating, investing, and financing activities:

                                                               YEAR ENDED JUNE 30,
                                                             -----------------------
                                                             1998     1997     1996
                                                             -----    -----    -----
                                                              (DOLLARS IN MILLIONS)
Net cash provided by (used in):
  Operating activities.....................................  $ 208    $ 229    $ 224
  Investing activities.....................................   (114)     (60)    (101)
  Financing activities.....................................    (83)    (296)     (11)
Effect of exchange rate changes on cash and cash
  equivalents..............................................     (5)     (11)      (6)
Increase (decrease) in cash and cash equivalents...........  $   6    $(138)   $ 106

     OPERATING ACTIVITIES

     The decrease in net cash provided by operating activities in 1998 was primarily the result of increased levels of inventory, and decreased levels of accounts payable and other accrued liabilities, partially offset by lower tax payments. Net cash payments for restructuring and divestitures were $21 million in 1998, $24 million in 1997, and $17 million in 1996. At June 30, 1998, $22 million of accrued severance liability remained, which is expected to be substantially paid in cash in 1999. Also, in 1999 through 2001, the Company expects the U.S. tax provision to exceed cash tax payments by an amount in the range of $30 to $50 million each year. This difference results from tax benefits that were reported in the financial statements in 1996, 1997, and 1998 that will be realized in cash through reduced tax payments in 1999 and thereafter.

     INVESTING ACTIVITIES

     Net cash used in investing activities in 1998 was $114 million, compared to $60 million in 1997 and $101 million in 1996. Capital expenditures were $105 million in 1998, $90 million in 1997, and $79 million in 1996. Capital expenditures in 1999 are expected to be approximately $100 million. In 1998, the Company made an investment of $10 million in cash related to an alliance with Tadiran Telecommunications Ltd. In 1997, the Company received $25 million from the sale of intellectual property and $8 million from liquidations of other investments, and invested $10 million in Superconducting Core Technologies, Inc. In 1996, the Company made a cash investment of $23 million in Ericsson Raynet. Also, in 1996, the Company received $7 million in cash proceeds from the sale of its shape memory metal components business.

     FINANCING ACTIVITIES

     Net cash used in financing activities decreased to $83 million in 1998 from $296 million in 1997. During 1998, the Company repurchased 5.7 million shares of the Company's Common Stock for $239 million. The Company repurchased 6.8 million shares in 1997 for $247 million, and 3.0 million shares in 1996 for $95 million. In July 1997, the board of directors authorized management to spend up to $300 million during any fiscal year, commencing with 1998, to repurchase the Company's Common Stock. Spending on share repurchases in 1998 was funded in part by increased borrowings under the Company's committed credit facilities. Net proceeds from short-term debt were $131 million in 1998 compared to $10 million in 1997. In addition, cash used in financing activities during 1997 included $118 million used to prepay the balance of a syndicated term loan agreement.

     In September 1996, the Company entered into a syndicated five-year revolving credit agreement for $400 million, replacing an existing $250 million revolving credit facility. Borrowings under the revolving credit agreement bear interest at variable spreads over LIBOR. The revolving credit agreement includes covenants that, among other things, specify a maximum leverage limit and a minimum fixed-charge coverage ratio.

     In April 1996, the Company entered into a lease financing secured by the majority of its manufacturing equipment in the United States. The Company has the option of terminating the transaction for a fixed amount in 10 years. The arrangement is accounted for as 10-year partially amortizing secured debt, with interest that varies periodically with LIBOR. Cash proceeds from the financing were approximately $113 million and were used in roughly equal proportions for reduction of long-term debt and for other corporate purposes. The arrangement lowered the Company's long-term borrowing costs.

     Net interest expense was $12 million in 1998 compared to $5 million in 1997 and $10 million in 1996. The increase in 1998 was principally due to the increased level of short-term borrowings. The decrease in 1997 was primarily the result of lower average debt levels during the year and the prepayment of higher-cost long-term debt.

     The Company's quarterly cash dividend has been paid consistently since the second quarter of 1978. In the third quarter of 1996, the quarterly dividend was increased 25% to $0.05 per share. Effective in the third quarter of 1997, the Company increased the quarterly dividend 40% to $0.07 per share. Effective in the third quarter of 1998, the Company increased the quarterly dividend an additional 14% to $0.08 per share. During 1998, the Company paid $25 million in dividends to its stockholders, compared to $21 million in 1997 and $16 million in 1996. The Company expects to continue to pay cash dividends in the foreseeable future.

MARKET RISK DISCUSSION

     The Company's cash flow and earnings are subject to fluctuations due to exchange rate variation. The Company attempts to limit its exposure to changing foreign currency exchange ("FX") rates through both operational and financial market actions. The Company manufactures its products in a number of locations around the world, and hence has a cost base that is well diversified over a number of European and Asian currencies as well as the U.S. dollar ("USD"). This diverse base of local currency costs serves to partially counterbalance the earnings effect of potential changes in value of the Company's local currency-denominated revenues. Also, the Company denominates its third-party export sales in U.S. dollars, whenever possible.

     Short-term exposures to changing FX rates are managed by financial market transactions, principally through the purchase of forward FX contracts (with maturities of six months or less) to offset the earnings and cash-flow impact of the nonfunctional currency-denominated receivables and payables. Forward FX contracts are denominated in the same currency as the receivable or payable being covered, and the term of the forward FX contract matches the term of the underlying receivable or payable. The Company covers all known and measurable exposed receivables and payables denominated in currencies that have a liquid, cost-effective forward foreign exchange market. The receivables and payables being covered arise from trade and intercompany transactions, intercompany loans, and other firm commitments affecting the Company.

     The Company does not hedge its foreign currency exposure in a manner that would entirely eliminate the effects of changes in FX rates on the Company's operations. Accordingly, the Company's reported revenues and net income have been, and in the future may be, affected by changes in FX rates.

     The Company does not have significant exposure to changing interest rates because of the low net levels of both marketable securities and debt on the Company's balance sheet. The Company does not undertake any specific actions to cover its exposure to interest rate risk and the Company is not a party to any interest rate risk management transactions.

     The Company does not purchase or hold any derivative financial instruments for trading purposes.

     EXCHANGE RATE SENSITIVITY

     The tables below provide information about the Company's derivative financial instruments and related balance sheet items by currency and present such information in USD equivalents. The tables summarize information on instruments and related underlying transactions that are sensitive to FX rates, including foreign currency forward exchange contracts and nonfunctional currency-denominated receivables and payables. The net amount that is exposed to changes in foreign currency rates is then subjected to a 10% change in the value of the foreign currency versus the U.S. dollar. The Company believes it has no material sensitivity to changes in foreign currency rates on its net exposed derivative financial instrument position.

     The tables below present the impact on the Company's earnings of a 10% appreciation and a 10% depreciation of the U.S. dollar against the indicated currencies.

                                               NET UNDERLYING        NET              FX              FX
         JUNE 30, 1998               USD          FOREIGN          EXPOSED       GAIN (LOSS)     GAIN (LOSS)
          (DOLLARS IN             VALUE OF        CURRENCY       LONG (SHORT)      FROM 10%        FROM 10%
           MILLIONS)               NET FX       TRANSACTION        CURRENCY      APPRECIATION    DEPRECIATION
            CURRENCY              CONTRACTS      EXPOSURES         POSITION         OF USD          OF USD
            --------              ---------    --------------    ------------    ------------    ------------
Belgian franc...................   $ 16.5          $ 20.5           $ (4.1)         $ 0.4           $(0.5)
German mark.....................     10.6             7.5             (3.1)           0.3            (0.3)
Spanish peseta..................     36.2            35.7              0.5             --             0.1
French franc....................     16.9            15.7             (1.1)           0.1            (0.1)
British pound...................      3.1             5.2              2.1           (0.2)            0.2
Italian lira....................     10.1             9.7             (0.3)            --              --
Japanese yen....................     40.3            26.9            (13.4)           1.2            (1.5)
Others..........................     24.5            26.2             (1.4)           0.1            (0.2)
                                   ------          ------           ------          -----           -----
          Total.................   $158.2          $147.4           $(20.8)         $ 1.9           $(2.3)
                                   ======          ======           ======          =====           =====

                                               NET UNDERLYING        NET              FX              FX
         JUNE 30, 1997               USD          FOREIGN          EXPOSED       GAIN (LOSS)     GAIN (LOSS)
          (DOLLARS IN             VALUE OF        CURRENCY       LONG (SHORT)      FROM 10%        FROM 10%
           MILLIONS)               NET FX       TRANSACTION        CURRENCY      APPRECIATION    DEPRECIATION
            CURRENCY              CONTRACTS      EXPOSURES         POSITION         OF USD          OF USD
            --------              ---------    --------------    ------------    ------------    ------------
Belgian franc...................   $  1.6          $  8.1           $ (6.6)          $0.6           $(0.7)
German mark.....................      9.0             9.4              0.4             --              --
French franc....................     13.3            11.1             (2.2)           0.2            (0.3)
British pound...................      1.7             1.2             (0.4)            --              --
Italian lira....................      9.4            10.2              0.8             --              --
Japanese yen....................     35.4            34.6             (0.9)            --              --
Others..........................     41.6            39.0             (2.8)           0.3            (0.3)
                                   ------          ------           ------           ----           -----
          Total.................   $112.0          $113.6           $(11.7)          $1.1           $(1.3)
                                   ======          ======           ======           ====           =====

     INTEREST RATE SENSITIVITY

     A 60-basis-point move in interest rates (10% of the Company's weighted-average worldwide interest rate in 1998) affecting the Company's floating-rate financial instruments as of June 30, 1998, including both debt obligations and investments, would have an immaterial effect on the Company's pretax earnings over the next fiscal year. A 60-basis-point move in interest rates would also have an immaterial effect on the fair value of the Company's fixed rate financial instruments as of June 30, 1998. In 1997, an assumed 55-basis-point move in interest rates (10% of the Company's weighted-average worldwide interest rate in 1997) was also determined to have an immaterial effect.

YEAR 2000

     The Company has a comprehensive Year 2000 project designed to identify and assess the risks associated with its information systems, products, operations and infrastructure, suppliers, and customers that are not

Year 2000 compliant, and to develop, implement, and test remediation and contingency plans to mitigate these risks. The project comprises four phases:
(1) identification of risks, (2) assessment of risks, (3) development of remediation and contingency plans, and (4) implementation and testing. See "Risk Factors -- Problems associated with Year 2000" in the accompanying Prospectus.

     INFORMATION SYSTEMS

     As part of an enterprisewide process reengineering commenced in 1996, the Company is replacing a substantial portion of its existing information systems with a fully integrated, enterprisewide information system that it expects will be Year 2000 compliant, and that will support the majority of the Company's operations, including major plants in the United States and Europe. This project was undertaken without regard to possible Year 2000 issues and has not been accelerated as a result of Year 2000 issues. Therefore, the Company does not expect to record Year 2000-related expenses in connection with the implementation of this system. However, this system will not be fully implemented in certain of the Company's locations by the year 2000. A review of the Company's information systems for locations where this system will not have been implemented prior to January 1, 2000 has been completed and the Company is currently determining the work necessary for the existing systems in these locations to become Year 2000 compliant.

     The Company uses a standardized enterprise information system in its Asian, Latin American, and certain other locations, and for sales-order and supply-chain activity in certain plants in North America. The Company is currently in the process of implementing an upgrade for this system, which is expected to be Year 2000 compliant, and expects this upgrade to be completed by mid-calendar year 1999. Testing of all information systems will be conducted over the next year. The Company's Electronic Data Interchange applications (through which the Company communicates business transactions with certain of its customers and suppliers) will be converted to be Year 2000 compliant by the end of calendar year 1998. The Company is also actively reviewing its hardware and systems infrastructure, such as networks, to attempt to achieve Year 2000 compliance in order to support the activities described above.

     PRODUCTS

     The Company has assessed the capabilities of most of its products sold to customers and is in the process of developing remediation plans for Year 2000 compliance. Based on the assessments made to date, only a small number of the Company's products are affected by Year 2000 issues. The Company expects to make the products that it will continue to sell Year 2000 compliant within the next six months and to make upgrades available for certain other products.

     OPERATIONS AND INFRASTRUCTURE

     Machinery and equipment and other items used in the operations and facilities of the Company are currently being assessed for Year 2000 compliance. This assessment is in the beginning stage and is expected to be completed during the first quarter of fiscal 1999.

     SUPPLIERS

     The Company is also in the process of evaluating its supplier base to determine whether Year 2000 issues affecting suppliers will adversely impact the Company's operations. To mitigate this risk, the Company has contacted its suppliers to assess their Year 2000 readiness and will continue to monitor the progress of its key suppliers. The Company has a limited number of key suppliers and expects to have the assessment of these key suppliers completed during the next six months.

     CUSTOMERS

     The Company established a Global Year 2000 Desk at its headquarters in California to handle all customer requests for compliance, survey, and other general information related to its Year 2000 Programs.

                       DESCRIPTION OF OFFERED SECURITIES

     The Offered Securities are a series of "Debt Securities" as defined and described in the accompanying Prospectus. The following description of certain terms of the Offered Securities supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus. The following statements regarding certain provisions of the Offered Securities and the Indenture (as defined below) are summaries and do not purport to be complete. Such statements are qualified by reference to the provisions of the form of the Offered Securities and the Indenture, copies of which may be obtained as described under "Available Information" in the accompanying Prospectus. As used under this caption "Description of Offered Securities", all references to the "Company" mean Raychem Corporation excluding, unless the context otherwise requires or unless otherwise expressly stated, its subsidiaries. Other capitalized terms used under this caption but not otherwise defined in this Prospectus Supplement have the meanings given to them in the accompanying Prospectus or, if not defined in the Prospectus, in the Indenture.

     The Offered Securities will be issued pursuant to an Indenture (the "Indenture") between the Company and Chase Manhattan Bank and Trust Company, National Association, as trustee (the "Trustee").

GENERAL

     The Offered Securities will constitute a separate series of Debt Securities under the Indenture, initially limited to $400 million aggregate principal amount. The Offered Securities will mature on October 15, 2008. The Offered Securities will bear interest at the rate of 7.20% per annum; provided that if, on any date (a "Step-up Date") during the period (the "Four Year Period") beginning on October 23, 1998 (the "Original Issue Date") and ending on the date which is the fourth anniversary of the Original Issue Date, the rating on the Offered Securities is decreased to below Investment Grade (as defined below) by either of the Rating Agencies (as defined below), then the interest rate on the Offered Securities shall be automatically increased, effective from and including the Step-up Date, to a per annum rate (the "Step-up Rate") equal to the sum of Original Interest Rate (as defined below) plus 100 basis points; and provided, further, that if, on any date (a "Step-down Date") (whether during or after the Four Year Period) when the interest rate on the Offered Securities is the Step-up Rate, the rating on the Offered Securities shall be increased so that the Offered Securities are rated as Investment Grade by both Rating Agencies, then the interest rate on the Offered Securities shall be automatically decreased, effective from and including the Step-down Date, to the Original Interest Rate; it being understood that the interest rate on the Offered Securities may from time to time be increased to the Step-up Rate (but only during the Four Year Period) and, if so increased, thereafter decreased to the Original Interest Rate (both during and after the Four Year Period) as set forth in the provisos to this sentence. For purposes of the preceding sentence, a change in the rating on the Offered Securities by any Rating Agency shall be deemed to have occurred on such date as such Rating Agency shall have publicly announced such change. The Company will covenant that, as promptly as practicable after any increase or decrease in the interest rate on the Offered Securities as described above, it will (a) send written notice to the Trustee and the holders of the Offered Securities in the manner provided in the Indenture and (b) issue a press release, each of which shall state (i) that a change in the interest rate on the Offered Securities has occurred and the reasons for such change in the interest rate, (ii) the interest rate per annum before giving effect to such change, (iii) the interest rate per annum after giving effect to such change, and (iv) the effective date of such change.

     Interest on the Offered Securities will accrue from October 15, 1998 or from the most recent date to which interest has been paid or duly provided for. Interest on the Offered Securities will be payable semiannually in arrears on April 15 and October 15 (each, an "Interest Payment Date") of each year, commencing April 15, 1999, to the persons in whose names such Offered Securities are registered at the close of business on the April 1 or October 1 (each, a "Regular Record Date"), as the case may be, next preceding such Interest Payment Date. Interest on the Offered Securities will be computed on the basis of a 360-day year of twelve 30-day months.

     If any Interest Payment Date, Redemption Date (as defined below) or maturity date of any of the Offered Securities is not a Business Day at any Place of Payment, then payment of principal, premium, if any, and interest need not be made at such Place of Payment on such date but may be made on the next succeeding Business Day at such Place of Payment, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, Redemption Date or maturity date, as the case may be.

     The Offered Securities will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. The Offered Securities will be represented by one or more permanent Global Securities in book-entry form, except under the limited circumstances described in the accompanying Prospectus under "Description of Debt Securities -- Global Securities". The Global Securities will be registered in the name of a nominee of The Depository Trust Company, as Depository for the Offered Securities. See "Description of Debt Securities -- Global Securities" in the accompanying Prospectus.

     Notices and demands to or upon the Company in respect of the Offered Securities and the Indenture may be served and, in the event that Offered Securities are issued in definitive certificated form, the Offered Securities may be surrendered for payment, registration of transfer or exchange, at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, which will initially be the office of the Trustee, which on the date of this Prospectus Supplement is located at Chase Manhattan Bank and Trust Company, National Association c/o The Chase Manhattan Bank, 55 Water Street, Room 234, Second Floor, North Building, New York, New York 10041.

     The Offered Securities will not be entitled to the benefit of any sinking fund and will not be subject to repurchase by the Company at the option of the holders. The Offered Securities will be subject to redemption at the option of the Company as described below under "-- Redemption at the Option of the Company".

     The Indenture does not limit the aggregate amount of Debt Securities that may be issued thereunder nor does it limit the incurrence or issuance of other debt by the Company or any of its subsidiaries.

CERTAIN DEFINITIONS

     "Investment Grade" means BBB- (or the equivalent) or higher by S&P or Baa3 (or the equivalent) or higher by Moody's or the equivalent of such ratings used by any other Rating Agency selected as provided in the definition of the term "Rating Agencies".

     "S&P" means Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., and its successors.

     "Moody's" means Moody's Investor Services, Inc. and its successors.

     "Original Interest Rate" means 7.20% per annum.

     "Rating Agencies" means (i) S&P and Moody's or (ii) if S&P or Moody's or both shall not make a rating of the Offered Securities publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company by notice to the Trustee, which shall be substituted for S&P or Moody's or both, as the case may be; and "Rating Agency" shall mean either of the Rating Agencies. The Company will covenant that it will use its best efforts to cause two Rating Agencies to make publicly available a rating on the Offered Securities at all times during the Four Year Period and at all times thereafter when the interest rate on the Offered Securities is the Step-up Rate.

RANKING

     The Offered Securities will be unsecured and unsubordinated obligations of the Company and will rank on a parity in priority of payment with all other unsecured and unsubordinated indebtedness of the Company. However, the Offered Securities are obligations exclusively of the Company, and the cash flow and consequent ability of the Company to service its debt, including the Offered Securities, are in part dependent upon the results of operations of its subsidiaries. In addition, the Offered Securities will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries. See "Description of Debt Securities -- Ranking of Debt Securities; Holding Company Structure" in the accompanying Prospectus.

     The Offered Securities will rank junior in priority of payment to all secured and unsubordinated obligations of the Company to the extent of the collateral securing such obligations. In April 1996, the Company entered into a lease financing covering the majority of its manufacturing equipment in the United States. This arrangement is accounted for as 10-year partially amortizing secured debt with an outstanding principal amount of $112 million (including $5 million current portion) as of June 30, 1998. See "Capitalization."

REDEMPTION AT THE OPTION OF THE COMPANY

     The Offered Securities will be redeemable, in whole or from time to time in part, at the option of the Company on any date (each, a "Redemption Date") at a redemption price equal to the greater of (a) 100% of the principal amount of the Offered Securities to be redeemed and (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to such Redemption Date) discounted to such Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to such Redemption Date. Notwithstanding the foregoing, installments of interest on Offered Securities that are due and payable on an Interest Payment Date falling on or prior to the relevant Redemption Date will be payable to the holders of such Offered Securities registered as such at the close of business on the relevant Regular Record Date according to their terms and the provisions of the Indenture.

     "Treasury Rate" means, with respect to any Redemption Date for the Offered Securities, (a) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Final Maturity Date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date. As used in the immediately preceding sentence and in the definition of "Reference Treasury Dealer Quotations" below, the term "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Offered Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Offered Securities.

     "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any Redemption Date for the Offered Securities, (a) the average of four Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated, Chase Securities Inc., J.P. Morgan Securities Inc. and NationsBanc Montgomery Securities LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company will substitute therefor another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time, on the third Business Day preceding such Redemption Date.

     "Final Maturity Date" means October 15, 2008.

     Notice of any redemption by the Company will be mailed at least 30 days but not more than 60 days before the relevant Redemption Date to each holder of Offered Securities to be redeemed. If less than all the Offered Securities are to be redeemed at the option of the Company, the Trustee will select, in such manner as it deems fair and appropriate, the Offered Securities to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the Redemption Date interest will cease to accrue on the Offered Securities or portions thereof called for redemption.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of Offered Securities set forth opposite their respective names below:

                                                             PRINCIPAL AMOUNT OF
                           NAME                               OFFERED SECURITIES
                           ----                              --------------------
Morgan Stanley & Co. Incorporated..........................      $220,000,000
Chase Securities Inc.......................................        60,000,000
J. P. Morgan Securities Inc................................        60,000,000
NationsBanc Montgomery Securities LLC......................        60,000,000
                                                                 ------------
          Total............................................      $400,000,000
                                                                 ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Offered Securities are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Offered Securities if any are taken.

     The Underwriters initially propose to offer part of the Offered Securities directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .40% of the principal amount of the Offered Securities. Any Underwriter may allow, and any such dealer may reallow, a concession not in excess of .25% of the principal amount of the Offered Securities to certain other dealers. After the initial offering of the Offered Securities, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company does not intend to apply for listing of the Offered Securities on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Offered Securities as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Offered Securities and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Offered Securities.

     In order to facilitate the offering of the Offered Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Offered Securities for their own account. In addition, to stabilize the price of the Offered Securities, the Underwriters may bid for, and purchase, Offered Securities in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Offered Securities in the offering, if the Underwriters repurchase previously distributed Offered Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the Offered Securities above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     As described under "Use of Proceeds", the Company intends to use a portion of the net proceeds from the offering of the Offered Securities to repay indebtedness outstanding under the Credit Facility. The lenders under the Credit Facility include Bank of America, National Trust and Savings Association and The Chase Manhattan Bank, which are affiliates of NationsBanc Montgomery Securities LLC and Chase Securities Inc., respectively, two of the Underwriters. It is expected that these two lenders will in the aggregate receive more than 10% of the net proceeds from the offering of the Offered Securities in the form of repayment of borrowings outstanding under the Credit Facility. Accordingly, the offering of the Offered Securities is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

     The validity of the issuance of the Offered Securities offered hereby and certain related matters will be passed upon for the Company by the Vice President and General Counsel of the Company, and Heller Ehrman White & McAuliffe, Palo Alto, California, the Company's counsel. Brown & Wood LLP, San Francisco, California will act as counsel to the Underwriters.